SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June 2007

Commission File Number 001-08427

EKSPORTFINANS ASA

(Translation of registrant’s name into English)

Dronning Mauds gate 15
N-0250 Oslo, Norway
(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑          Form 40 F ☐

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☑

TABLE OF CONTENTS

SIGNATURES
EXHIBIT INDEX

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 8, 2007	EKSPORTFINANS ASA
	By:	/s/ CECILIE HAARSETH
Cecilie Haarseth
Executive Vice President

EXHIBIT INDEX

The following documents (bearing the exhibit numbers listed below) are furnished herewith and are made part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit	Description

8.1	Opinion of Allen & Overy LLP, New York, New York as to taxation
8.2	Opinion of Allen & Overy LLP, New York, New York as to taxation
8.3	Opinion of Allen & Overy LLP, New York, New York as to taxation
8.4	Opinion of Allen & Overy LLP, New York, New York as to taxation
8.5	Opinion of Allen & Overy LLP, New York, New York as to taxation
8.6	Opinion of Allen & Overy LLP, New York, New York as to taxation
8.7	Opinion of Allen & Overy LLP, New York, New York as to taxation
8.8	Opinion of Allen & Overy LLP, New York, New York as to taxation
8.9	Opinion of Allen & Overy LLP, New York, New York as to taxation
8.10	Opinion of Allen & Overy LLP, New York, New York as to taxation

This Form 6-K and the financial and other information contained herein is hereby incorporated by reference into our Registration Statement No. 333-124095 and Registration Statement No. 333-140456.

Exhibit 8.1

Allen & Overy LLP
1221 Avenue of the Americas
Eksportfinans ASA	New York NY 10020
Dronning Mauds gate 15
0250 Oslo	Tel	212 610 6300
Norway	Fax	212 610 6399
Our ref                12663-00124 CO:5114264.1
February 27, 2007
Ladies and Gentlemen:
We have acted as United States tax counsel to Eksportfinans ASA (the Issuer), in connection with the preparation of Pricing Supplement No. 2 dated February 27, 2007 (the Pricing Supplement) filed with the Securities and Exchange Commission (the Commission) pursuant to Rule 424 under the Securities Act of 1933, as amended (the Securities Act), on February 27, 2007, of which the Prospectus Supplement and Prospectus dated February 5, 2007 (together, the Prospectus) form a part. The Pricing Supplement and Prospectus have been filed with the Commission as part of the Issuer’s registration statement on Form F-3 (no. 333-140456), as amended, which became automatically effective upon filing (the Registration Statement). The Registration Statement, Prospectus and Pricing Supplement relate to the registration under the Securities Act of an aggregate face amount of $103,524,000.00 of the Index Linked Notes Linked to the Goldman Sachs Taiwan Select Index due March 13, 2009 (the Securities).
As United States tax counsel, we have advised the Issuer with respect to certain general United States tax consequences of the proposed issuance of the Securities. This advice is summarized under the heading “Taxation in the United States” in the Pricing Supplement and in the Prospectus (collectively, the Discussions) which are part of the Registration Statement. We hereby confirm that the statements set forth in the Discussions represent our opinions as to the matters of law covered by them, subject to the qualifications stated therein.
We are aware that we are referred to in the Discussions and under the heading “Legal Matters” in the Prospectus. We hereby consent to the references to us in those sections and the filing of this letter as an exhibit to the Registration Statement without thereby implying or admitting that we are “experts” within the meaning of the Securities Act or the rules and regulations of the Commission issued thereunder, with respect to any part of the Registration Statement, including this exhibit.
Very truly yours,
Allen & Overy LLP
Allen & Overy LLP is a limited liability partnership registered in England and Wales with registered number OC306763. It is regulated by the Law Society of England and Wales. Allen & Overy LLP is a multi-jurisdictional law firm with lawyers admitted to practise in a variety of jurisdictions. A list of the members of Allen & Overy LLP and their professional qualifications is open to inspection at its registered office, One Bishops Square, London, E1 6AO and at the above address. The term partner is used to refer to a member of Allen & Overy LLP or an employee or consultant with equivalent standing and qualifications.
Allen & Overy LLP or an affiliated undertaking has an office in each of: Amsterdam, Antwerp, Bangkok, Beijing, Bratislava, Brussels, Budapest, Dubai, Frankfurt, Hamburg, Hong Kong, London, Luxembourg, Madrid, Milan, Moscow, New York, Paris, Prague, Rome, Shanghai, Singapore, Tokyo and Warsaw.

Exhibit 8.2

Allen & Overy LLP
1221 Avenue of the Americas
Eksportfinans ASA	New York NY 10020
Dronning Mauds gate 15
0250 Oslo	Tel	212 610 6300
Norway	Fax	212 610 6399
Our ref                12663-00127 CO:5114282.1
March 23, 2007
Ladies and Gentlemen:
We have acted as United States tax counsel to Eksportfinans ASA (the Issuer), in connection with the preparation of Pricing Supplement No. 3 dated March 23, 2007 (the Pricing Supplement) filed with the Securities and Exchange Commission (the Commission) pursuant to Rule 424 under the Securities Act of 1933, as amended (the Securities Act), on March 23, 2007, of which the Prospectus Supplement and Prospectus dated February 5, 2007 (together, the Prospectus) form a part. The Pricing Supplement and Prospectus have been filed with the Commission as part of the Issuer’s registration statement on Form F-3 (no. 333-140456), as amended, which became automatically effective upon filing (the Registration Statement). The Registration Statement, Prospectus and Pricing Supplement relate to the registration under the Securities Act of an aggregate face amount of $11,539,000.00 of the S&P GS Light Energy Enhanced Strategy Notes USD Denominated Buffer Bond due April 9, 2010 (the Securities).
As United States tax counsel, we have advised the Issuer with respect to certain general United States tax consequences of the proposed issuance of the Securities. This advice is summarized under the heading “Taxation in the United States” in the Pricing Supplement and in the Prospectus (collectively, the Discussions) which are part of the Registration Statement. We hereby confirm that the statements set forth in the Discussions represent our opinions as to the matters of law covered by them, subject to the qualifications stated therein.
We are aware that we are referred to in the Discussions and under the heading “Legal Matters” in the Prospectus. We hereby consent to the references to us in those sections and the filing of this letter as an exhibit to the Registration Statement without thereby implying or admitting that we are “experts” within the meaning of the Securities Act or the rules and regulations of the Commission issued thereunder, with respect to any part of the Registration Statement, including this exhibit.
Very truly yours,
Allen & Overy LLP
Allen & Overy LLP is a limited liability partnership registered in England and Wales with registered number OC306763. It is regulated by the Law Society of England and Wales. Allen & Overy LLP is a multi-jurisdictional law firm with lawyers admitted to practise in a variety of jurisdictions. A list of the members of Allen & Overy LLP and their professional qualifications is open to inspection at its registered office, One Bishops Square, London, E1 6AO and at the above address. The term partner is used to refer to a member of Allen & Overy LLP or an employee or consultant with equivalent standing and qualifications.
Allen & Overy LLP or an affiliated undertaking has an office in each of: Amsterdam, Antwerp, Bangkok, Beijing, Bratislava, Brussels, Budapest, Dubai, Frankfurt, Hamburg, Hong Kong, London, Luxembourg, Madrid, Milan, Moscow, New York, Paris, Prague, Rome, Shanghai, Singapore, Tokyo and Warsaw.

Exhibit 8.3

Allen & Overy LLP
1221 Avenue of the Americas
Eksportfinans ASA	New York NY 10020
Dronning Mauds gate 15
0250 Oslo	Tel	212 610 6300
Norway	Fax	212 610 6399
Our ref                12663-00128 CO:5114298.1
April 5, 2007
Ladies and Gentlemen:
We have acted as United States tax counsel to Eksportfinans ASA (the Issuer), in connection with the preparation of Pricing Supplement No. 4 dated April 5, 2007 (the Pricing Supplement) filed with the Securities and Exchange Commission (the Commission) pursuant to Rule 424 under the Securities Act of 1933, as amended (the Securities Act), on April 5, 2007, of which the Prospectus Supplement and Prospectus dated February 5, 2007 (together, the Prospectus) form a part. The Pricing Supplement and Prospectus have been filed with the Commission as part of the Issuer’s registration statement on Form F-3 (no. 333-140456), as amended, which became automatically effective upon filing (the Registration Statement). The Registration Statement, Prospectus and Pricing Supplement relate to the registration under the Securities Act of an aggregate face amount of $32,586,000.00 of the Enhanced Participation Notes linked to the TOPIX® Index due April 19, 2007 (the Securities).
As United States tax counsel, we have advised the Issuer with respect to certain general United States tax consequences of the proposed issuance of the Securities. This advice is summarized under the heading “Taxation in the United States” in the Pricing Supplement and in the Prospectus (collectively, the Discussions) which are part of the Registration Statement. We hereby confirm that the statements set forth in the Discussions represent our opinions as to the matters of law covered by them, subject to the qualifications stated therein.
We are aware that we are referred to in the Discussions and under the heading “Legal Matters” in the Prospectus. We hereby consent to the references to us in those sections and the filing of this letter as an exhibit to the Registration Statement without thereby implying or admitting that we are “experts” within the meaning of the Securities Act or the rules and regulations of the Commission issued thereunder, with respect to any part of the Registration Statement, including this exhibit.
Very truly yours,
Allen & Overy LLP
Allen & Overy LLP is a limited liability partnership registered in England and Wales with registered number OC306763. It is regulated by the Law Society of England and Wales. Allen & Overy LLP is a multi-jurisdictional law firm with lawyers admitted to practise in a variety of jurisdictions. A list of the members of Allen & Overy LLP and their professional qualifications is open to inspection at its registered office, One Bishops Square, London, E1 6AO and at the above address. The term partner is used to refer to a member of Allen & Overy LLP or an employee or consultant with equivalent standing and qualifications.
Allen & Overy LLP or an affiliated undertaking has an office in each of: Amsterdam, Antwerp, Bangkok, Beijing, Bratislava, Brussels, Budapest, Dubai, Frankfurt, Hamburg, Hong Kong, London, Luxembourg, Madrid, Milan, Moscow, New York, Paris, Prague, Rome, Shanghai, Singapore, Tokyo and Warsaw.

Exhibit 8.4

Allen & Overy LLP
1221 Avenue of the Americas
Eksportfinans ASA	New York NY 10020
Dronning Mauds gate 15
0250 Oslo	Tel	212 610 6300
Norway	Fax	212 610 6399
Our ref                12039-00210 CO:5122053.2
April 12, 2007
Ladies and Gentlemen:
We have acted as United States tax counsel to Eksportfinans ASA (the Issuer), in connection with the preparation of Product Supplement No. 1 dated April 12, 2007 (the Product Supplement) filed with the Securities and Exchange Commission (the Commission) pursuant to Rule 424 under the Securities Act of 1933, as amended (the Securities Act), on April 12, 2007, of which the Prospectus Supplement and Prospectus dated February 5, 2007 (together, the Prospectus) form a part. The Product Supplement and Prospectus have been filed with the Commission as part of the Issuer’s registration statement on Form F-3 (no. 333-140456), as amended, which became automatically effective upon filing (the Registration Statement). The Registration Statement, Prospectus and Product Supplement relate to the registration under the Securities Act of the Issuer’s reverse convertible notes (the Securities).
As United States tax counsel, we have advised the Issuer with respect to certain general United States tax consequences of the proposed issuance of the Securities. This advice is summarized under the heading “Taxation in the United States” in the Product Supplement and in the Prospectus (collectively, the Discussions) which are part of the Registration Statement. We hereby confirm that the statements set forth in the Discussions represent our opinions as to the matters of law covered by them, subject to the qualifications stated therein.
We are aware that we are referred to in the Discussions and under the heading “Legal Matters” in the Prospectus. We hereby consent to the references to us in those sections and the filing of this letter as an exhibit to the Registration Statement without thereby implying or admitting that we are “experts” within the meaning of the Securities Act or the rules and regulations of the Commission issued thereunder, with respect to any part of the Registration Statement, including this exhibit.
Very truly yours,
Allen & Overy LLP
Allen & Overy LLP is a limited liability partnership registered in England and Wales with registered number OC306763. It is regulated by the Law Society of England and Wales. Allen & Overy LLP is a multi-jurisdictional law firm with lawyers admitted to practise in a variety of jurisdictions. A list of the members of Allen & Overy LLP and their professional qualifications is open to inspection at its registered office, One Bishops Square, London, E1 6AO and at the above address. The term partner is used to refer to a member of Allen & Overy LLP or an employee or consultant with equivalent standing and qualifications.
Allen & Overy LLP or an affiliated undertaking has an office in each of: Amsterdam, Antwerp, Bangkok, Beijing, Bratislava, Brussels, Budapest, Dubai, Frankfurt, Hamburg, Hong Kong, London, Luxembourg, Madrid, Milan, Moscow, New York, Paris, Prague, Rome, Shanghai, Singapore, Tokyo and Warsaw.

Exhibit 8.5

Allen & Overy LLP
1221 Avenue of the Americas
Eksportfinans ASA	New York NY 10020
Dronning Mauds gate 15
0250 Oslo	Tel 212 610 6300
Norway	Fax 212 610 6399
Our ref            12663-00129 CO:5442817.1
April 24, 2007
Ladies and Gentlemen:
We have acted as United States tax counsel to Eksportfinans ASA (the Issuer), in connection with the preparation of Pricing Supplement No. 6 dated April 24, 2007 (the Pricing Supplement) filed with the Securities and Exchange Commission (the Commission) pursuant to Rule 424 under the Securities Act of 1933, as amended (the Securities Act), on April 24, 2007, of which the Prospectus Supplement and Prospectus dated February 5, 2007 (together, the Prospectus) form a part. The Pricing Supplement and Prospectus have been filed with the Commission as part of the Issuer’s registration statement on Form F-3 (no. 333-140456), as amended, which became automatically effective upon filing (the Registration Statement). The Registration Statement, Prospectus and Pricing Supplement relate to the registration under the Securities Act of an aggregate face amount of $29,377,000.00 of the Index Linked Notes Linked to the Goldman Sachs Taiwan Select Index due May 8, 2009 (the Securities).
As United States tax counsel, we have advised the Issuer with respect to certain general United States tax consequences of the proposed issuance of the Securities. This advice is summarized under the heading “Taxation in the United States” in the Pricing Supplement and in the Prospectus (collectively, the Discussions) which are part of the Registration Statement. We hereby confirm that the statements set forth in the Discussions represent our opinions as to the matters of law covered by them, subject to the qualifications stated therein.
We are aware that we are referred to in the Discussions and under the heading “Legal Matters” in the Prospectus. We hereby consent to the references to us in those sections and the filing of this letter as an exhibit to the Registration Statement without thereby implying or admitting that we are “experts” within the meaning of the Securities Act or the rules and regulations of the Commission issued thereunder, with respect to any part of the Registration Statement, including this exhibit.
Very truly yours,
Allen & Overy LLP
Allen & Overy LLP is a limited liability partnership registered in England and Wales with registered number OC306763. It is regulated by the Law Society of England and Wales. Allen & Overy LLP is a multi-jurisdictional law firm with lawyers admitted to practise in a variety of jurisdictions. A list of the members of Allen & Overy LLP and their professional qualifications is open to inspection at its registered office, One Bishops Square, London, E1 6AO and at the above address. The term partner is used to refer to a member of Allen & Overy LLP or an employee or consultant with equivalent standing and qualifications.
Allen & Overy LLP or an affiliated undertaking has an office in each of: Amsterdam, Antwerp, Bangkok, Beijing, Bratislava, Brussels, Budapest, Dubai, Frankfurt, Hamburg, Hong Kong, London, Luxembourg, Madrid, Milan, Moscow, New York, Paris, Prague, Rome, Shanghai, Singapore, Tokyo and Warsaw.

Exhibit 8.6

Allen & Overy LLP
1221 Avenue of the Americas
Eksportfinans ASA	New York NY 10020
Dronning Mauds gate 15
0250 Oslo	Tel 212 610 6300
Norway	Fax 212 610 6399
Our ref            83300-00003 CO:5442836.1
April 27, 2007
Ladies and Gentlemen:
We have acted as United States tax counsel to Eksportfinans ASA (the Issuer), in connection with the preparation of Pricing Supplement No. 7 dated April 27, 2007 (the Pricing Supplement) filed with the Securities and Exchange Commission (the Commission) pursuant to Rule 424 under the Securities Act of 1933, as amended (the Securities Act), on April 27, 2007, of which the Prospectus Supplement and Prospectus dated February 5, 2007 (together, the Prospectus) form a part. The Pricing Supplement and Prospectus have been filed with the Commission as part of the Issuer’s registration statement on Form F-3 (no. 333-140456), as amended, which became automatically effective upon filing (the Registration Statement). The Registration Statement, Prospectus and Pricing Supplement relate to the registration under the Securities Act of an aggregate face amount of $13,500,000.00 of the Exchangeable Notes Linked to a Basket of Indices due May 25, 2010 (the Securities).
As United States tax counsel, we have advised the Issuer with respect to certain general United States tax consequences of the proposed issuance of the Securities. This advice is summarized under the heading “Taxation in the United States” in the Pricing Supplement and in the Prospectus (collectively, the Discussions) which are part of the Registration Statement. We hereby confirm that the statements set forth in the Discussions represent our opinions as to the matters of law covered by them, subject to the qualifications stated therein.
We are aware that we are referred to in the Discussions and under the heading “Legal Matters” in the Prospectus. We hereby consent to the references to us in those sections and the filing of this letter as an exhibit to the Registration Statement without thereby implying or admitting that we are “experts” within the meaning of the Securities Act or the rules and regulations of the Commission issued thereunder, with respect to any part of the Registration Statement, including this exhibit.
Very truly yours,
Allen & Overy LLP
Allen & Overy LLP is a limited liability partnership registered in England and Wales with registered number OC306763. It is regulated by the Law Society of England and Wales. Allen & Overy LLP is a multi-jurisdictional law firm with lawyers admitted to practise in a variety of jurisdictions. A list of the members of Allen & Overy LLP and their professional qualifications is open to inspection at its registered office, One Bishops Square, London, E1 6AO and at the above address. The term partner is used to refer to a member of Allen & Overy LLP or an employee or consultant with equivalent standing and qualifications.
Allen & Overy LLP or an affiliated undertaking has an office in each of: Amsterdam, Antwerp, Bangkok, Beijing, Bratislava, Brussels, Budapest, Dubai, Frankfurt, Hamburg, Hong Kong, London, Luxembourg, Madrid, Milan, Moscow, New York, Paris, Prague, Rome, Shanghai, Singapore, Tokyo and Warsaw.

Exhibit 8.7

Allen & Overy LLP
1221 Avenue of the Americas
Eksportfinans ASA	New York NY 10020
Dronning Mauds gate 15
0250 Oslo	Tel 212 610 6300
Norway	Fax 212 610 6399
Our ref            12663-00130 CO:5442870.1
April 27, 2007
Ladies and Gentlemen:
We have acted as United States tax counsel to Eksportfinans ASA (the Issuer), in connection with the preparation of Pricing Supplement No. 8 dated April 27, 2007 (the Pricing Supplement) filed with the Securities and Exchange Commission (the Commission) pursuant to Rule 424 under the Securities Act of 1933, as amended (the Securities Act), on April 27, 2007, of which the Prospectus Supplement and Prospectus dated February 5, 2007 (together, the Prospectus) form a part. The Pricing Supplement and Prospectus have been filed with the Commission as part of the Issuer’s registration statement on Form F-3 (no. 333-140456), as amended, which became automatically effective upon filing (the Registration Statement). The Registration Statement, Prospectus and Pricing Supplement relate to the registration under the Securities Act of an aggregate face amount of $45,797,000.00 of the Enhanced Participation Notes linked to the TOPIX Index due November 11, 2008 (the Securities).
As United States tax counsel, we have advised the Issuer with respect to certain general United States tax consequences of the proposed issuance of the Securities. This advice is summarized under the heading “Taxation in the United States” in the Pricing Supplement and in the Prospectus (collectively, the Discussions) which are part of the Registration Statement. We hereby confirm that the statements set forth in the Discussions represent our opinions as to the matters of law covered by them, subject to the qualifications stated therein.
We are aware that we are referred to in the Discussions and under the heading “Legal Matters” in the Prospectus. We hereby consent to the references to us in those sections and the filing of this letter as an exhibit to the Registration Statement without thereby implying or admitting that we are “experts” within the meaning of the Securities Act or the rules and regulations of the Commission issued thereunder, with respect to any part of the Registration Statement, including this exhibit.
Very truly yours,
Allen & Overy LLP
Allen & Overy LLP is a limited liability partnership registered in England and Wales with registered number OC306763. It is regulated by the Law Society of England and Wales. Allen & Overy LLP is a multi-jurisdictional law firm with lawyers admitted to practise in a variety of jurisdictions. A list of the members of Allen & Overy LLP and their professional qualifications is open to inspection at its registered office, One Bishops Square, London, E1 6AO and at the above address. The term partner is used to refer to a member of Allen & Overy LLP or an employee or consultant with equivalent standing and qualifications.
Allen & Overy LLP or an affiliated undertaking has an office in each of: Amsterdam, Antwerp, Bangkok, Beijing, Bratislava, Brussels, Budapest, Dubai, Frankfurt, Hamburg, Hong Kong, London, Luxembourg, Madrid, Milan, Moscow, New York, Paris, Prague, Rome, Shanghai, Singapore, Tokyo and Warsaw.

Exhibit 8.8

Allen & Overy LLP
1221 Avenue of the Americas
Eksportfinans ASA	New York NY 10020
Dronning Mauds gate 15
0250 Oslo	Tel 212 610 6300
Norway	Fax 212 610 6399
Our ref            15435-00006 CO:5443917.1
May 7, 2007
Ladies and Gentlemen:
We have acted as United States tax counsel to Eksportfinans ASA (the Issuer), in connection with the preparation of Pricing Supplement No. 10 dated May 7, 2007 (the Pricing Supplement) filed with the Securities and Exchange Commission (the Commission) pursuant to Rule 424 under the Securities Act of 1933, as amended (the Securities Act), on May 7, 2007, of which the Prospectus Supplement and Prospectus dated February 5, 2007 (together, the Prospectus) form a part. The Pricing Supplement and Prospectus have been filed with the Commission as part of the Issuer’s registration statement on Form F-3 (no. 333-140456), as amended, which became automatically effective upon filing (the Registration Statement). The Registration Statement, Prospectus and Pricing Supplement relate to the registration under the Securities Act of an aggregate face amount of $28,510,885.40 of the 30-Year Callable Zero Coupon Notes due May 22, 2037 (the Securities).
As United States tax counsel, we have advised the Issuer with respect to certain general United States tax consequences of the proposed issuance of the Securities. This advice is summarized under the heading “Taxation in the United States” in the Pricing Supplement and in the Prospectus (collectively, the Discussions) which are part of the Registration Statement. We hereby confirm that the statements set forth in the Discussions represent our opinions as to the matters of law covered by them, subject to the qualifications stated therein.
We are aware that we are referred to in the Discussions and under the heading “Legal Matters” in the Prospectus. We hereby consent to the references to us in those sections and the filing of this letter as an exhibit to the Registration Statement without thereby implying or admitting that we are “experts” within the meaning of the Securities Act or the rules and regulations of the Commission issued thereunder, with respect to any part of the Registration Statement, including this exhibit.
Very truly yours,
Allen & Overy LLP
Allen & Overy LLP is a limited liability partnership registered in England and Wales with registered number OC306763. It is regulated by the Law Society of England and Wales. Allen & Overy LLP is a multi-jurisdictional law firm with lawyers admitted to practise in a variety of jurisdictions. A list of the members of Allen & Overy LLP and their professional qualifications is open to inspection at its registered office, One Bishops Square, London, E1 6AO and at the above address. The term partner is used to refer to a member of Allen & Overy LLP or an employee or consultant with equivalent standing and qualifications.
Allen & Overy LLP or an affiliated undertaking has an office in each of: Amsterdam, Antwerp, Bangkok, Beijing, Bratislava, Brussels, Budapest, Dubai, Frankfurt, Hamburg, Hong Kong, London, Luxembourg, Madrid, Milan, Moscow, New York, Paris, Prague, Rome, Shanghai, Singapore, Tokyo and Warsaw.

Exhibit 8.9

Allen & Overy LLP
1221 Avenue of the Americas
Eksportfinans ASA	New York NY 10020
Dronning Mauds gate 15
0250 Oslo	Tel 212 610 6300
Norway	Fax 212 610 6399
Our ref            12663-00131 CO:5443940.1
May 15, 2007
Ladies and Gentlemen:
We have acted as United States tax counsel to Eksportfinans ASA (the Issuer), in connection with the preparation of Pricing Supplement No. 11 dated May 15, 2007 (the Pricing Supplement) filed with the Securities and Exchange Commission (the Commission) pursuant to Rule 424 under the Securities Act of 1933, as amended (the Securities Act), on May 15, 2007, of which the Prospectus Supplement and Prospectus dated February 5, 2007 (together, the Prospectus) form a part. The Pricing Supplement and Prospectus have been filed with the Commission as part of the Issuer’s registration statement on Form F-3 (no. 333-140456), as amended, which became automatically effective upon filing (the Registration Statement). The Registration Statement, Prospectus and Pricing Supplement relate to the registration under the Securities Act of an aggregate face amount of $73,847,000.00 of the Turkish Lira Bullnote due May 29, 2008 (the Securities).
As United States tax counsel, we have advised the Issuer with respect to certain general United States tax consequences of the proposed issuance of the Securities. This advice is summarized under the heading “Taxation in the United States” in the Pricing Supplement and in the Prospectus (collectively, the Discussions) which are part of the Registration Statement. We hereby confirm that the statements set forth in the Discussions represent our opinions as to the matters of law covered by them, subject to the qualifications stated therein.
We are aware that we are referred to in the Discussions and under the heading “Legal Matters” in the Prospectus. We hereby consent to the references to us in those sections and the filing of this letter as an exhibit to the Registration Statement without thereby implying or admitting that we are “experts” within the meaning of the Securities Act or the rules and regulations of the Commission issued thereunder, with respect to any part of the Registration Statement, including this exhibit.
Very truly yours,
Allen & Overy LLP
Allen & Overy LLP is a limited liability partnership registered in England and Wales with registered number OC306763. It is regulated by the Law Society of England and Wales. Allen & Overy LLP is a multi-jurisdictional law firm with lawyers admitted to practise in a variety of jurisdictions. A list of the members of Allen & Overy LLP and their professional qualifications is open to inspection at its registered office, One Bishops Square, London, E1 6AO and at the above address. The term partner is used to refer to a member of Allen & Overy LLP or an employee or consultant with equivalent standing and qualifications.
Allen & Overy LLP or an affiliated undertaking has an office in each of: Amsterdam, Antwerp, Bangkok, Beijing, Bratislava, Brussels, Budapest, Dubai, Frankfurt, Hamburg, Hong Kong, London, Luxembourg, Madrid, Milan, Moscow, New York, Paris, Prague, Rome, Shanghai, Singapore, Tokyo and Warsaw.

Exhibit 8.10

Allen & Overy LLP
1221 Avenue of the Americas
Eksportfinans ASA	New York NY 10020
Dronning Mauds gate 15
0250 Oslo	Tel 212 610 6300
Norway	Fax 212 610 6399
Our ref            31307-00037 CO:5521455.1
May 11, 2007
Ladies and Gentlemen:
We have acted as United States tax counsel to Eksportfinans ASA (the Issuer), in connection with the preparation of Pricing Supplement No. 12 dated May 11, 2007 (the Pricing Supplement) filed with the Securities and Exchange Commission (the Commission) pursuant to Rule 424 under the Securities Act of 1933, as amended (the Securities Act), on May 11, 2007, of which the Prospectus Supplement and Prospectus dated February 5, 2007 (together, the Prospectus) form a part. The Pricing Supplement and Prospectus have been filed with the Commission as part of the Issuer’s registration statement on Form F-3 (no. 333-140456), as amended, which became automatically effective upon filing (the Registration Statement). The Registration Statement, Prospectus and Pricing Supplement relate to the registration under the Securities Act of an aggregate face amount of $200,000,000.00 of the Dow Jones — AIG Commodity IndexSM — Total Return Linked Notes due May 18, 2008 (the Securities).
As United States tax counsel, we have advised the Issuer with respect to certain general United States tax consequences of the proposed issuance of the Securities. This advice is summarized under the heading “Taxation in the United States” in the Pricing Supplement and in the Prospectus (collectively, the Discussions) which are part of the Registration Statement. We hereby confirm that the statements set forth in the Discussions represent our opinions as to the matters of law covered by them, subject to the qualifications stated therein.
We are aware that we are referred to in the Discussions and under the heading “Legal Matters” in the Prospectus. We hereby consent to the references to us in those sections and the filing of this letter as an exhibit to the Registration Statement without thereby implying or admitting that we are “experts” within the meaning of the Securities Act or the rules and regulations of the Commission issued thereunder, with respect to any part of the Registration Statement, including this exhibit.
Very truly yours,
Allen & Overy LLP
Allen & Overy LLP is a limited liability partnership registered in England and Wales with registered number OC306763. It is regulated by the Law Society of England and Wales. Allen & Overy LLP is a multi-jurisdictional law firm with lawyers admitted to practise in a variety of jurisdictions. A list of the members of Allen & Overy LLP and their professional qualifications is open to inspection at its registered office, One Bishops Square, London, E1 6AO and at the above address. The term partner is used to refer to a member of Allen & Overy LLP or an employee or consultant with equivalent standing and qualifications.
Allen & Overy LLP or an affiliated undertaking has an office in each of: Amsterdam, Antwerp, Bangkok, Beijing, Bratislava, Brussels, Budapest, Dubai, Frankfurt, Hamburg, Hong Kong, London, Luxembourg, Madrid, Milan, Moscow, New York, Paris, Prague, Rome, Shanghai, Singapore, Tokyo and Warsaw.